EXHIBIT 99.1

For Immediate Release	Date: March 22, 2023
23-20-TR

Teck to Host Virtual EVR Presentation and Modelling Workshop on

March 30, 2023

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will host a virtual investor & analyst presentation and modelling workshop for Elk Valley Resources (“EVR”) on Thursday, March 30, 2023.

The presentation will feature members of the EVR Management team, including Robin Sheremeta, President and Chief Executive Officer (currently Senior Vice President, Coal, Teck).

Details for the webcast are as follows:

Date:	Thursday, March 30, 2023
Time:	8:00 - 9:30 a.m. PT / 11:00 a.m. - 12:30 p.m. ET
Listen-Only Webcast:	teck.com
Dial In for Investor & Analyst Q&A:	416.915.3239 or 1.800.319.4610 Quote “Teck Resources”, to join the call

An archive of the webcast will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com